NEWS RELEASE

Augusta Named in One of Asarco’s Bankruptcy Complaints

Vancouver, Canada, August 24, 2007 - Augusta Resource Corporation (TSX/AMEX:AZC) (“Augusta”) reports that ASARCO LLC has served a complaint against Augusta in the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, with regard to the Rosemont property located in Pima County, approximately 50 kilometers southeast of Tucson, Arizona. Augusta believes the complaint is without merit and that it will prevail in any litigation.

Augusta acquired the Rosemont property from a group of real estate developers from Tucson in good faith after arm’slength negotiations. The local real estate developers previously had purchased the property from ASARCO.

This complaint was one of a number that ASARCO filed against several companies in an attempt to overturn various transactions they had entered into prior to declaring bankruptcy. In this complaint, ASARCO primarily alleges that the initial purchasers failed to pay “reasonably equivalent value” for the Rosemont property in 2004, at a time when ASARCO alleges it was “hopelessly insolvent,” despite showing net earnings of $11 million in 2005 and $33 million in 2004, and that Augusta later bought the property with knowledge of the voidability of the prior sale. ASARCO filed for bankruptcy in August 2005, and until now, had given no indication that it intended to challenge the sale.

“ASARCO’s complaint regarding the Rosemont property came with no warning, and we think it is completely unfounded,” said Gil Clausen, President and CEO of Augusta. “We bought the property from real estate developers in good faith after the seller offered to first sell to Pima County in a public process. We see no legitimate basis for ASARCO to show up years later and raise claims regarding the property, after a subsequent fair market transaction and after Augusta has substantially advanced the property by devoting untold time and financial resources,” he said. “We will vigorously defend our unqualified ownership of the Rosemont property.”

Augusta believes that it has solid grounds to defeat any ASARCO challenge. The suit should have no impact on current plans for operations of the Rosemont Copper project. The completion and issuance of the feasibility study, as well as permitting, mine site work, and design initiatives will continue on schedule.

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta is a mineral exploration and development company responsibly advancing the Rosemont Copper project in Southern Arizona. The Company’s Rosemont property is located in Pima County, approximately 50 kilometers southeast of Tucson, Arizona, and contains a potentially world class open-pit copper/molybdenum/silver (“Cu/Mo/Ag”) deposit. Augusta has a solid asset base, proven management team, and is committed to becoming a mid-tier copper producer within five years. The company is traded on the American Stock Exchange and the Toronto Stock Exchange under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please visit www.augustaresource.com or contact:

Gil Clausen, President & CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0136	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”
______________________
Gil Clausen
President and CEO

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 1, 2007. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com